Aflac Incorporated 2009 Form 10-K

EXHIBIT 11

Aflac Incorporated and Subsidiaries

Computation of Earnings Per Share

Years Ended December 31,

	2009	2008	2007	2006	2005
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$1,497	$1,254	$1,634	$1,483	$1,483

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share – basic	466,552	473,405	487,869	495,614	500,939
Dilutive effect of share-based awards	2,511	5,410	6,102	6,213	6,765

Weighted-average outstanding shares used in the computation of earnings per share – diluted	469,063	478,815	493,971	501,827	507,704

Earnings per share:
Basic	$3.21	$2.65	$3.35	$2.99	$2.96
Diluted	3.19	2.62	3.31	2.95	2.92